Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel	:+91 40 4900 2900
Fax	:+91 40 4900 2999
Email	:mail@drreddys.com
www.drreddys.com

May 20, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	"Exchange Plaza"
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 /22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EO

Dear Sirs,

Sub: Intimation

Further to our intimation dated February 28, 2020 with regard to the audit of our Formulations Manufacturing Plant – 3 at Bachupally, Hyderabad, we would like to inform you that we have received the Establishment Inspection Report (EIR) from US FDA, for the above-referred facility, indicating closure of the audit.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)